

SOMA FINANCE, INCORPORATED

FINANCIAL STATEMENTS

FOR

THE YEARS ENDED DECEMBER 31, 2023 AND 2022

SOMA FINANCE, INCORPORATED
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
SOMA Finance, Incorporated

We have reviewed the accompanying financial statements of SOMA Finance, Incorporated, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, shareholder's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SOMA Finance, Incorporated and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1

Marcum LLP / 730 Third Avenue / 11th Floor / New York, NY 10017 / **Phone** 212.485.5500 / **marcumllp.com**

Emphasis of Matter – Digital Asset Activities

In conducting our review, we have considered the adequacy of the disclosures and accounting policies included in the financial statements concerning, among other things, the risks and uncertainties related to the Company's digital asset activities. The risks and rewards to be recognized by the Company associated with its digital asset activities will be dependent on many factors outside of the Company's control. Uncertainties related to the regulatory regimes governing blockchain technologies, digital assets, cryptocurrency exchanges and new international, federal, state, and local regulations or policies may materially adversely affect the Company. The currently uncertain and immature nature of the digital asset markets, including clearing, settlement, custody and trading mechanisms, the dependency on information technology to sustain digital asset continuity, as well as valuation and volume volatility all subject digital assets to unique risks of theft, loss or other misappropriation. Furthermore, these factors also contribute to the significant uncertainty with respect to the future viability and value of digital assets. Our conclusion is not modified with respect to this matter.

Marcum LLP

New York, NY
March 15, 2024

SOMA FINANCE, INCORPORATED
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

	December 31, 2023	December 31, 2022
	(unaudited)	(unaudited)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 231,407	$ 3,596,657
Stable coin assets	494	164,024
Crypto assets	17,675	14,283
Total current assets	249,576	3,774,964
Non-current assets:		
Long term loans – related party (see note 4)	1,000,000	1,500,000
Total assets	$ 1,249,576	$ 5,274,964
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Other liabilities	$ -	$ -
Total liabilities	-	-
Commitments and contingencies (see note 3)		
Shareholder's equity:		
Future SOMA Tokens	11,681,349	11,681,328
Common shares, $0.0001 par value, authorized 1,000 shares, issued and outstanding, 1,000 shares	100	100
Accumulated deficit	(10,431,873)	(6,406,464)
Total shareholder's equity	1,249,576	5,274,964
Total liabilities and shareholder's equity	$ 1,249,576	$ 5,274,964

The accompanying notes are an integral part of the financial statements.

SOMA FINANCE, INCORPORATED
STATEMENTS OF OPERATIONS

	For the year ended December 31, 2023 (unaudited)	For the year ended December 31, 2022 (unaudited)
Revenues:		
Interest income	$ 484	$ 572
Total revenues	484	572
Expenses:		
Professional fees	3,893,924	6,037,619
Legal fees	133,969	104,467
Regulatory fees	1,002	-
Other expenses	5,396	54,000
Total expenses	4,034,291	6,196,086
Other income (expense)		-
Unrealized crypto assets (loss) gain	12,121	-
Realized (loss) gain on crypto assets	(3,723)	-
Total other income (expense)	8,398	-
Net loss	$ (4,025,409)	$ (6,195,514)

The accompanying notes are an integral part of the financial statements.

SOMA FINANCE, INCORPORATED
STATEMENT OF SHAREHOLDER'S EQUITY
(unaudited)

For the years ended December 31, 2023 and 2022

	Common Shares		SOMA Tokens	Accumulated Deficit	Total
	Shares	Amount			
Balance at January 1, 2022	1,000	$ 100	$ 1,065,000	$ (210,950)	$ 854,150
Tokenholder investment	-	-	4,241,010	-	4,241,010
Tokenholder in kind investment	-	-	6,375,318	-	6,375,318
Net loss	-	-	-	(6,195,514)	(6,195,514)
Balance at December 31, 2022	1,000	$ 100	$ 11,681,328	$ (6,406,464)	$ 5,274,964
Tokenholder investment	-	-	16	-	16
Tokenholder in kind investment	-	-	5	-	5
Net loss	-	-	-	(4,025,409)	(4,025,409)
Balance at December 31, 2023	1,000	$ 100	$ 11,681,349	$ (10,431,873)	$ 1,249,576

The accompanying notes are an integral part of the financial statements.

SOMA FINANCE, INCORPORATED
STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2023	For the year ended December 31, 2022
	(unaudited)	(unaudited)
Cash flows from operations:		
Net loss	$ (4,025,409)	$ (6,195,514)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Stable coin payment for expenses	168,541	4,163,294
Realized loss (gain) on crypto assets	3,723	-
Unrealized crypto assets loss (gain)	(12,121)	-
Changes in operating assets and liabilities:		
Other digital assets held	-	35,717
Net cash (used in) operations	(3,865,266)	(1,996,503)
Cash flows from investing activities:		
Long Term Loans – related party (see note 4)	500,000	(1,500,000)
Proceeds from sale of stable coins	-	1,998,000
Net cash provided by investing activities	500,000	498,000
Cash flows from financing activities:		
Shareholder investment	-	-
Tokenholder investment	16	4,241,010
Net cash provided by financing activities	16	4,241,010
Net (decrease) increase in cash and cash equivalents	(3,365,250)	2,742,507
Cash and cash equivalents at beginning of year	3,596,657	854,150
Cash and cash equivalents at end of year	$ 231,407	$ 3,596,657
Supplemental schedule of non-cash financing activities		
Non-cash in-kind contribution	$ 5	$ 6,375,318

The accompanying notes are an integral part of the financial statements.

1. Organization and Operations of the Company

Organization

SOMA Finance, Incorporated (d/b/a SOMA.finance[TM], the "Platform") (the "Company") was organized in the State of Delaware on April 9, 2021 as an LLC. On September 22, 2023, the Company converted in to a Delaware C Corporation and renamed SOMA Finance, Incorporated. The Company is 100% owned by a single shareholder. This individual also owns 100% of Tritaurian Holdings, Incorporated ("Tritaurian").

The Company developed the SOMA.finance platform as white label ready software for use by registered broker-dealers. All compliant functions using the platform must be performed by registered companies.

Tritaurian is the 100% parent company of Tritaurian Capital, Incorporated a registered broker-dealer and Tritaurian Exchange, Incorporated, a FinCEN registered money services provider. As of now, Tritaurian Capital, Incorporated is the only customer using the Company's platform.

Nature of Business

The Company has developed and built a platform for the issuance and purchase and sale of securities utilizing distributed ledger technology. As a semi-permissionless, decentralized web-based platform utilizing automated peer to peer marketplace technology, the new platform will combine the ease of use and accessibility of decentralized platforms with the safety and security of a regulated peer to peer platform. The Company intends to offer the purchase, sale and trading of various cryptocurrencies and crypto securities utilizing this technology platform SOMA.finance, in conjunction with securities offerings by the Company's affiliate[1] Tritaurian Capital, Incorporated, a FINRA and SEC registered broker-dealer which is specifically licensed to issue securities using blockchain technology and Tritaurian Exchange, Incorporated, a FinCEN registered money services provider.

Ability to Continue as a Going Concern

The Company is a technology service provider developing the SOMA.finance platform for use by financial firms. In this process, the Company has incurred net losses and net cash used in operations to date and has not generated any revenue. At this time, while the initial stages of the launch of the first portion of the platform have occurred, the bulk of the platform, including all revenue generating features have not yet been deployed. The Company's ability to continue as a going concern is dependent on its ability to generate revenue from the SOMA.finance platform and achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations, as they become payable. While the major portion of the Company's costs since inception have been the development of the platform, which is now substantially complete in its base build, there will be additional ongoing development, testing and operating costs.

While the Company hopes to begin testing and operation of the financial services portions of the platform this year, it is also pursuing additional avenues to raise capital for its operations. In additional to continuing to seek out private investments from new and existing investors, the Company has embarked on a Regulation Crowdfunding offering (see "Subsequent Events" below).

2. Summary of Significant Account Policies

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[1] SOMA is considered an affiliate of Tritaurian since they are under common ownership by the same individual, however, neither company is owned, in whole or in part by the other.

Common Shares

The Company has 1,000 common shares, par value $0.0001. All 1,000 shares are authorized, issued and outstanding.

Preferred Shares

The Company has authorized 88,888,888 Series A Preferred shares, par value $0.0001. The Series A Preferred Shares will be represented by SOMA Tokens, discussed below.

The Series A Preferred Stock has no voting rights except for voting rights provided by law. The holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, prior and in preference to the declaration or payment of any dividend on any junior stock, when, as and if declared by the Board of Directors. If legally permissible, the Board of Directors will declare a Dividend on an annual basis of up to ten percent (10%) of the trailing year's net income less capital expenditures. Cash dividends shall be paid, at the discretion of the Board of Directors, in either cash, stable coins or the sUSD token on our SOMA.finance platform.

The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of any junior stock in connection with a liquidation, merger or sale of the company, consideration in an amount per share equal to the Series A Preference Price. The "Series A Preference Price" means, with respect to an outstanding share of Series A Preferred Stock, $2.50 (as adjusted for any splits, dividends or similar events), plus the aggregate amount of dividends then accrued on such share of Series A Preferred Stock, if any. The Company may redeem the Series A Preferred Stock for an amount equal to 110% of the purchase price plus and accrued and unpaid dividends.

SOMA Token

The Company has raised funds from outside investors utilizing Simple Agreements for Future Tokens ("SAFTs"). These agreements specify that when the SOMA token is minted, these investors will receive the number of tokens that they subscribed for. SOMA has not yet determined when, and if, this minting shall occur. The SOMA tokens represent shares of non-cumulative, participating preferred equity in the Company. Token holders will be entitled to an annual preferred dividend, as declared by the board of directors.

Since the date of the issuance remains non-specified and undetermined and it is possible, if unlikely, that the minting might not occur at all, SOMA has classified the future SOMA tokens as equity under ASC 480 and accounted for them accordingly.

Following their issuance, SOMA tokens will represent Series A Preferred shares in the Company per their terms.

Revenue

The Company will earn revenue through a fee sharing agreement with the Platform. Revenues will be recognized as they are earned and will consist of trading fees generated by the exchange of crypto assets and securities as well as other fees.

The Company holds some of its cash on hand in interest being savings accounts and earns interest on those accounts.

Expenses

The vast majority of the Company's expenses consist of professional fees. These fees are expensed as incurred during the development of the Platform and the associated software development, compliance consulting, marketing and advertisement. The remainder of the expenses are legal fees and other expenses such as bank fees.

Income Taxes

The Company has elected to be taxed in the United States as a C Corporation effective January 1, 2022.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. Since the Company elected to be taxed as a corporation effective January 1, 2022, the evaluation was performed for the 2023 and 2022 tax years which will be the only periods subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.

During 2021, the Company was not a taxable entity for federal income tax purposes.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash balances are held with a major financial institution headquartered in New York.

Stable Coins and Digital Assets Held

Effective on January 1, 2023 the Company elected early adoption of FASB Accounting Standards Update (ASU) No. 2023-08, *Accounting for and Disclosure of Crypto Assets*. ASU 2023-08 addresses accounting and disclosure requirements for certain crypto assets, specifically that certain crypto assets be accounted for at fair value and that changes in fair value be recorded in net income. There is no material change to opening balance sheet and retained earnings as a result of the Company's recording of crypto assets as a result of ASU 2023-08.

Stable coin balances are held with a major crypto currency trust in Hong Kong. As of December 31, 2023 and 2022, the Company had $494 and $164,024, respectively, in the stable coin USDC. Stable coins are accounted for based upon their face value of $1.00.

Digital assets held consist of the cryptographic token Ethereum that was invested in kind. The Company holds certain balances in Ethereum to pay network fees known as "gas". Ethereum is accounted for at fair market value at the time of use and or December 31, 2023, for balances currently held. For fair market value at the time of use of Ethereum, the Company utilizes the market value of Ethereum as reported by CoinMarketCap. CoinMarketCap provides a blended index based upon trading on several active crypto trading markets. The Company utilizes the closing market value as recorded by Yahoo Finance on the day of the use of the Ethereum to obtain the fair value for that usage. Fair market value for balances currently held were obtained using the closing market price at 11:59 pm EST on December 31, 2023.

The cost basis of the Ethereum held is calculated as of the market value at the time of receipt. The Company has only had one such receipt, so all Ethereum cost basis is accounted for as of that time using specific identification.

The name, cost basis, fair value, and number of units for each significant digital asset holding are summarized below:

Crypto Assets Held – December 31, 2023

Name	Cost Basis	Fair Value	Units
Ethereum	$ 14,283	$ 17,675	7.75

The reconciliation of aggregate digital asset holdings, from the opening to the closing balance, for the year ended December 31, 2023 is summarized below:

Reconciliation of Crypto Asset Holdings

	Units	Fair Value (USD)
Ethereum Balance January 1, 2023	11.93	$ 14,283
Additions of Ethereum	-	-
Ethereum payment for expenses	(4.18)	(5,006)
Realized (loss) gain on crypto assets	-	(3,723)
Unrealized gain	-	12,121
Ethereum Balance December 31, 2023	7.75	$ 17,675

Fair Value Measurement

General accounting principles for Fair Value Measurements and Disclosures define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. These principles also establish a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and describes three levels of inputs that may be used to measure fair value:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available. The Company's Level 1 assets and liabilities are traded on active exchange markets.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or market standard valuation techniques and assumptions that use significant inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. The Company's has no Level 2 assets and liabilities at this time.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the related assets or liabilities. Level 3 assets and liabilities include those whose value is determined using market standard valuation techniques described above. When observable inputs are not available, the market standard techniques for determining the estimated fair value of certain securities that trade infrequently, and therefore have little transparency, rely on inputs that are significant to the estimated fair value and that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation and cannot be supported by reference to market activity. The Company's has no Level 3 assets and liabilities at this time.

When inputs used to measure the fair value of an asset or liability fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety, except for fair value measurements using NAV. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore, gains and losses for such assets and liabilities categorized within Level 3 may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

Assets and Liabilities by Hierarchy Level

Assets and liabilities measured at fair value by hierarchy level as of December 31, 2023 are summarized below:

Crypto Assets Held – Fair Value Hierarchy

	Level I	Level II	Level III	Total
Crypto Assets				
Ethereum	$ 17,675	$ -	$ -	$ 17,675
Total	$ 17,675	$ -	$ -	$ 17,675

The Company may utilize information from third parties, such as pricing services and brokers, to assist in determining the fair value for certain assets and liabilities; however, management is ultimately responsible for all fair values presented in the Company's financial statements. This includes responsibility for monitoring the fair value process, ensuring objective and reliable valuation practices and pricing of assets and liabilities, and approving changes to valuation methodologies and pricing sources. The selection of the valuation technique(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

Long Term Loans

On January 5, 2022, the Company loaned Tritaurian $500,000. On June 29, 2022, the Company loaned Tritaurian an additional $1,000,000. Both loans are subordinated debt with ten-year maturities from issuance that can be prepaid at any time in any amount without penalty. Neither loan carries a current interest rate.

On November 1, 2023, Tritaurian repaid $500,000 of its indebtedness to the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Concentration of Credit Risk

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentration of Revenue

The Company's sole source of revenue will be from trading fees generated by the Platform.

3.   Income Taxes

The Company has elected to be taxed in the United States as a C Corporation effective January 1, 2022. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company had no income tax expense due to operating losses incurred for the years ended December 31, 2023 and 2022.

The following is a reconciliation between the federal income tax benefit computed at the statutory federal income tax rate of 21% and actual income tax provision for the years ended December 31, 2023 and December 31, 2022:

	For the year ended December 31,	
	2023	**2022**
Federal income tax benefit at statutory rate	$ (845,336)	$ (1,301,058)
State taxes, net of Federal benefit	-	-
Other	-	-
Change in valuation allowance	845,336	1,301,058
Provision for income taxes	$ -	$ -

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2023 and December 31, 2022 are as follows:

	December 31,	
	2023	**2022**
Deferred tax asset:		
Net operating loss carry forward	$ 2,146,394	$ 1,301,058
Deferred tax liability:		
Other	-	-

Net deferred tax assets and liabilities	2,146,394	1,301,058
Less valuation allowance	(2,146,394)	(1,301,058)
Total deferred tax assets and liabilities	$ -	$ -

The Company had a net deferred tax asset related to federal net operating loss carry forwards of $10,220,923 and $6,195,514 at December 31, 2023 and 2022, respectively. The federal net operating loss carry forwards will begin to expire between 2042 and 2043. Realization of the deferred tax asset is dependent, in part, on generating sufficient taxable income prior to expiration of the loss carry forwards. The Company has placed a 100% valuation allowance against the net deferred tax asset because future realization of these assets is not assured. The valuation allowance increased by $845,336 and $1,301,058 during 2023 and 2022, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. There are no interest or penalties from uncertain tax provisions for the years ended December 31, 2023 or 2022.

The Company remains subject to U.S. federal and state income tax examination and audits for all periods since founding. There are currently no open audits. The Company has not filed its 2023 tax returns.

4.   Commitments and Contingencies

The Company has no commitments or contingencies.

5.   Related Party Transactions

The Company loaned Tritaurian $1,500,000 under two separate notes, Tritaurian has since repaid $500,000 due under these notes (see note 2). These notes were negotiated as arm's length transactions.

During the period since inception, the Company has used related parties to support its development from a technology, legal and regulatory standpoint. The related parties are Tritaurian and Hong Kong based MANTRA. Payments to these parties began in 2022.

During the years ended 2023 and 2022, the Company paid Tritaurian $247,034 and $310,617, respectively, for professional support in securities compliance, regulatory development and general consulting and the required personnel for these processes.

During the year ended 2023 and 2022, the Company paid MANTRA $1,913,475 and $3,813,973, respectively, for professional support in the technology development and marketing areas. The majority of these funds went to the technological development teams that built the SOMA.finance software and platform.

During the years ended 2023 and 2022, the Company paid an S Corporation wholly owned by William B. Heyn $364,311 and $240,812, respectively, for professional support in securities compliance, regulatory development and general consulting.

During the years ended 2023 and 2022, the Company paid an S Corporation wholly owned by James R. Preissler $320,000 and $230,000, respectively, for professional support in securities compliance, regulatory development and general consulting.

The Company shares office space and other expenses with Tritaurian and MANTRA. When operations commence various costs, expenses and fees will be shared pursuant to appropriate expense sharing agreements.

The Company will run the Platform for the licensed businesses of Tritaurian Capital, Incorporated which acts as the licensed broker-dealer for securities transactions and Tritaurian Exchange, Incorporated which acts as the licensed money transmitter for currency transactions. Tritaurian and its subsidiaries are the only companies using the platform at this time but the Company may license the Platform to others in the future.

Any business activity requiring licensed activity will be executed by the respective properly licensed company through the Platform.

6.   Subsequent Events

On December 22, 2023, the Company filed Form C with the Securities and Exchange Commission in preparation for a Regulation Crowdfunding offering in 2024. On January 11, 2024 the Company announced that its crowdfunding offering would begin on January 17, 2024.

On January 31, 2024, Tritaurian repaid an additional $100,000 of its indebtedness to the Company.

Management has evaluated subsequent events through March 15, 2024, the date that these financial statements were available to be issued.